FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of July 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

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  Multicanal S.A. Amends APE Solicitation and Launches Cash Option Solicitation


BUENOS AIRES, July 25, 2003 - Multicanal S.A. (the "Company") today announced that it is amending its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") of powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE") to increase the consideration offered to holders of Existing Debt that participate in the APE Solicitation, amend the minimum participation requirements of the APE Solicitation, amend certain conditions precedent of the APE Solicitation and the Cash Tender Offer and effect certain other amendments. As a result of such amendment, the Company has extended the APE Solicitation until 5:00 p.m., New York City time, on September 30, 2003, unless further extended by the Company in its sole discretion.

The Company's amended offers address requests submitted over the past several months by creditors and are substantively responsive to the interests of all of its stakeholders under the current circumstances. The Company remains committed to preserving the continuity of its operations and is submitting the amendment to its existing offers with the expectation that it will increase creditor participation.

The Company also announced today that it is amending its offer to purchase for cash (the "Cash Tender Offer", as amended, the "Cash Option Solicitation"). The Cash Option Solicitation will expire at 5:00 p.m., New York City time, on September 30, 2003, unless further extended by the Company in its sole discretion.

As of 5:00 p.m., July 24, 2003, New York City time, holders of approximately U.S.$239.7 million or 45.4% principal amount of Existing Debt in the aggregate have either tendered in the Cash Tender Offer or agreed to participate in the APE Solicitation.

The Cash Option Solicitation

The Offer to Purchase, dated January 31, 2003, as amended and supplemented by the Supplement to Offer to Purchase dated March 26, 2003, has been amended and restated as a Cash Option Solicitation Statement dated July 25, 2003. Certain terms described in the Company's press releases dated January 31, 2003, announcing the Cash Tender Offer, and the Company's press release dated March 26, 2003, extending the Cash Tender Offer, have been amended by the Cash Option Solicitation Statement (the option to receive the Cash Payment (as defined below) pursuant to the Cash Option Solicitation Statement, the "Cash Option"). These amendments include, among others:

o Conditions: The Company has amended the conditions precedent relating to the Cash Tender Offer such that (i) holders of Existing Debt that elect the Cash Option will be required to execute the APE, (ii) for each U.S.$1,000 principal amount of Existing Debt of such holder accepted by the Company pursuant to the terms of the Cash Option Solicitation a cash payment of U.S.$300 (the "Cash Payment") will be conditioned upon the final, non-appealable judicial approval (homologacion firme) of the APE by the Bankruptcy Court (the "Court Approval"), and (iii) the amount of Existing Debt to be accepted in the Cash Option Solicitation will be not more than U.S.$131 million (instead of a minimum of U.S.$100 million as previously announced).

o Interest on Cash Payment: The Company will pay interest on the Cash Payment, such interest to accrue at a rate of 2% per annum from the APE Confirmation Date (as defined herein) to but excluding the date on which the Cash Payment is made.

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Option Solicitation. As of 5:00 p.m., July 24, 2003, New York City time, approximately U.S.$90.4 million principal amount of Existing Debt has been tendered in the Cash Tender Offer.

The Cash Option Solicitation will be subject to all terms and conditions described in the Cash Option Solicitation Statement dated July 25, 2003.

The APE Solicitation
--------------------

The APE Solicitation is subject to several conditions precedent described below. Upon Court Approval, each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or
(ii) U.S.$440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7-Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares"). The Company is seeking to (i) exchange approximately U.S.$76.5 million principal amount of its Existing Debt for U.S.$80.3 million of 10-Year Notes, (ii) exchange approximately U.S.$143.0 million principal amount of its Existing Debt for U.S.$143.0 million of its 7-Year Notes and (iii) capitalize approximately U.S.$181.9 million principal amount of its Existing Debt. The Company is seeking to retire approximately U.S.$130 million pursuant to the terms of the Cash Option Solicitation. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. As of 5:00 p.m., July 24, 2003, New York City time, holders of approximately U.S.$149.3 million principal amount or, after giving effect to the Cash Tender Offer at the level provided as a condition to the APE, 34.9% principal amount, of Existing Debt have agreed to participate in the APE Solicitation.

The APE Solicitation will remain in all respects subject to all terms and conditions described in the Solicitation Statement dated February 7, 2003, as amended and supplemented by the Supplement to Solicitation Statement dated March 26, 2003 and the Second Supplement to Solicitation Statement dated July 25, 2003. Certain terms described in the Company's press releases dated February 7, 2003, announcing the APE Solicitation, and the Company's press release dated March 26, 2003, extending the APE Solicitation, have been amended by the Second Supplement to Solicitation Statement, including, among others:



o    Conditions:

     - The Company has amended the minimum participation requirement in the APE Solicitation from 70% of the aggregate principal amount of the Existing Debt outstanding after giving effect to the Cash Tender Offer to holders that account for at least sixty-six and sixty-seven hundredths percent (66.67%) of the sum of (1) 100% of the Bank Loans and (2) Existing Notes held by holders that attend and vote in an APE Confirmation Meeting (the "Relevant Debt") shall have tendered or agreed to participate in the APE Solicitation and the Cash Option Solicitation. "APE Confirmation Meeting" means any meeting of holders of our Existing Debt that we may convene or cause to be convened that may be required to (a) confirm each such holder's acceptance of
          (i) the APE Solicitation or the Cash Option Solicitation, as the case may be, and the option(s) elected by such holder and (ii) the APE and/or (b) give effect to the APE, in accordance with Section 45 bis of the Argentine Bankruptcy Law.

     - The Company has amended the conditions precedent relating to the Cash Tender Offer such that (i) holders of Existing Debt that elect to participate in the Cash Option Solicitation will be required to execute the APE, (ii) payment of the Cash Payment will be conditioned upon the Court Approval, and (iii) the amount of Existing Debt to be accepted in the Cash Option Solicitation will be not more than U.S.$131 million (instead of a minimum of U.S.$100 million as previously announced).

     - The Company has amended the condition precedent relating to the APE Solicitation regarding the amount of Existing Debt to be tendered in the Cash Option Solicitation to an amount not more than U.S.$131 million (instead of a minimum of U.S.$100 million as previously announced).

     - The Company has included a cap of U.S.$324.9 million on the aggregate amount of Existing Debt that may elect the Combined Option. Any amounts in excess of U.S.$324.9 million will be prorated and reallocated to the Par Option, and to the extent that the maximum amount of the Par Option has been allocated, ratably to the Cash Option.

     - The Company has reduced to U.S.$76.5 million (from U.S.$120 million as previously announced) the cap on the aggregate amount of Existing Debt that may elect the Par Option. Any amounts in excess of U.S.$76.5 million will be prorated and reallocated to the Combined Option, and to the extent that the maximum amount of the Combined Option has been allocated, ratably to the Cash Option.

o Consideration for Combined Option: The Company has increased the consideration payable by the Company to holders of Existing Debt that elect the Combined Option from U.S.$315 of either 7-Year Fixed Rate Notes or 7-Year FRNs and 598 Class C Shares (as previously announced) to U.S$440 of either 7-Year Fixed Rate Notes or 7-Year FRNs and 641 Class C Shares, in each case for each U.S.$1,000 tendered in the Combined Option.

o Consideration for Par Option: The Company has increased the consideration payable by the Company to holders of Existing Debt that elect the Par Option from U.S.$1,000 principal amount of our 10-Year Notes to U.S.$1,050 for each U.S.$1,000 tendered in the Par Option.

o The New Notes: The Company has amended the interest payment provisions of the New Notes to provide that interest will accrue from the date on which an APE Confirmation Meeting at which a majority of the Impaired Creditors tendering Existing Debt that account for at least sixty-six and sixty-seven hundredths percent (66.67%) of the Relevant Debt have voted in support of the APE is held (the "APE Confirmation Date") through but excluding the date of the Court Approval. In addition, the Company has amended the interest payment provisions of the 10-Year Notes to increase the rate of interest to accrue on the principal amount of our 10-Year Notes from 2.0%, 3.0% and 4.0% for the applicable interest periods to 2.5%, 3.5% and 4.5%, respectively. The Company has also amended the interest payment provisions of the 7-Year FRNs to provide for quarterly interest payments (instead of semi-annually as previously announced).

In order to participate in the APE Solicitation, as amended, or the Cash Option Solicitation, a holder of Existing Debt must execute and deliver the letter of transmittal that was included with the APE Solicitation, as amended, or the Cash Option Solicitation (the "Letter of Transmittal"), regardless of whether such holder has already executed a Letter of Transmittal in respect of the APE Solicitation or delivered its Existing Notes into the Cash Tender Offer, as the case may be. If any such holder of Existing Debt does not complete a new Letter of Transmittal, the Existing Debt held by such holder shall be deemed not to have been tendered into the APE Solicitation or the Cash Option Solicitation, as the case may be.

A holder of Existing Debt that has tendered in either the Cash Tender Offer or the APE Solicitation prior to the date hereof shall have the right to withdraw from the Cash Tender Offer or the APE Solicitation, as the case may be, at any time, unless such holder subsequently participates in the Cash Option Solicitation or the APE Solicitation by delivering the applicable Letter of Transmittal. A Holder of Existing Debt that elects to participate in the APE Solicitation or the Cash Option Solicitation after the date hereof will not be entitled to withdraw its power of attorney and tenders; provided that if both
(1) the Bankruptcy Court has not on or prior to September 30, 2003 scheduled an APE Confirmation Meeting, and (2) we extend the expiration date of the APE Solicitation to a date later than September 30, 2003, we will give participants five business days from September 30, 2003 to withdraw their powers of attorney and any debt tendered. If the Bankruptcy Court has on or prior to September 30, 2003 scheduled an APE Confirmation Meeting, unless we otherwise provide, holders will not be permitted to withdraw their powers of attorney and any debt tendered as a result of our extending the expiration date of the APE Solicitation to a date later than September 30, 2003.

The Company has requested the consent of the financial institutions that had executed our Support Agreements to amend such agreements to provide, among other things, that such financial institutions will participate in the APE Solicitation or the Cash Option Solicitation, as the case may be, by (i) casting their vote confirming the APE at one or more APE Confirmation Meetings, and (ii) executing the APE promptly after we execute the APE and in any event no later than two business days thereafter. The Support Agreements, as amended, will provide for certain termination events, including that the Bankruptcy Court has not on or prior to September 30, 2003 scheduled an APE Confirmation Meeting. We can give no assurance that the financial institutions will consent to such amendments, or that they will participate in the APE Solicitation or the Cash Option Solicitation, as the case may be.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Information Agent for both the Cash Option Solicitation and the APE Solicitation is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the Cash Option Solicitation and the Exchange Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone number is
(212) 623-5162.

                                      * * *


               This amendment notice is dated as of July 25, 2003.


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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, July 25, 2003          By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer